DC

No Action
P.E. 12-13-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

07043130

January 29, 2007

Sharon L. Burr
Assistant General Counsel
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, VA 23219

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/29/2007

Re: Dominion Resources, Inc.
Incoming letter dated December 13, 2006

Dear Ms. Burr:

This is in response to your letters dated December 13, 2006 and January 4, 2007 concerning the shareholder proposal submitted to Dominion by the General Board of Pension and Health Benefits of the United Methodist Church. We also have received a letter on the proponent's behalf dated December 22, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
JAN 24 2007

Sincerely,

David Lynn
Chief Counsel

Enclosures

PROCESSED
FEB 06 2007
THOMSON
FINANCIAL

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

71597

Sharon L. Burr
Assistant General Counsel
Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Web Address: www.dom.com

Dominion®

January 4, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal – General Board of Pension and Health Benefits of the United Methodist Church ("Proponent")

Ladies and Gentlemen:

This letter is in reply to the letter dated December 22, 2006 submitted by Paul Neuhauser, as counsel for the Proponent (the "Response Letter").

Dominion Resources, Inc. (the "Company") continues to believe that the Proposal submitted by the Proponent contains false and misleading information and implicates nothing other than our ordinary business operations, notwithstanding the Proponent's attempt to characterize the Proposal as raising substantial policy issues. Accordingly we continue to view this Proposal as excludable under Rule 14a-8 and ask the Securities Exchange Commission ("SEC") for its concurrence.

Rule 14a-8(i)(3)

In its Response Letter, Proponent states that Rule 14a-8(i)(3) will only be applied under circumstances where there is a "demonstration that a factual statement is objectively false", citing Staff Legal Bulletin 14(B) (September 15, 2004). In fact, the actual wording of Staff Legal Bulletin 14(B) is that reliance on Rule 14a-8(i)(3) to exclude a statement may be appropriate where . . . "the company demonstrates that a factual statement is materially false **or misleading** . . ."(emphasis added).

In its original no-action letter dated December 13, 2006 (the "No-action Letter") the Company has set forth a detailed explanation of why substantial portions of the Proposal are materially misleading to shareholders and accordingly believes that it has met the burden established by Rule 14a-8(i)(3) and the portions of Staff Legal Bulletin 14(B) cited by Proponent in its Response Letter.

Further, in the Response Letter, counsel for the Proponent claims that the Company's ability to prepare the report requested in the Proposal is not dependent on the route chosen for the siting of the Company's transmission line. The Proposal requests that the Company prepare a report evaluating the environmental and cultural impacts created by utilizing a National Interest Electric Transmission Corridor ("NIETC") to site a transmission line and how such impacts would differ if the line were constructed without such utilization. By its own terms, the Proposal is asking that the Company compare and contrast the environmental impacts relating to a transmission line sited using a state process and a line sited under a federal process. The statement that this analysis is not dependent on the location of the transmission line is perplexing. As detailed in the No-action Letter, as the Department of Energy (DOE) has not yet designated a NIETC within the Company's service territory and the Company is still in the process of determining the proposed transmission line route that will be submitted to the Virginia State Corporation Commission for approval, it is unclear as to what the Proponent would have us compare. Additionally, the stated request ignores the reality of the situation. As described in the No-action Letter, federal law requires that before an applicant can opt to use the back-stop authority of the Federal Energy Commission ("FERC") to site its transmission line, it must first seek state approval of the transmission route which requires environmental, health and cultural impact studies. If such approval cannot be obtained within a one-year period, the applicant can then choose to pursue siting authority for such proposed route from FERC by filing an application as well as the additional studies and reports, including new environmental impact studies, required by federal regulation. Quite simply, it is the same transmission line route that will be examined on the state level and then, at the option of an applicant, *again* at the federal level. Proponent fails to give any guidance on how the Company can compare and contrast the environmental and cultural impacts of a single transmission route against itself. For these reasons, the Company continues to believe that the Proposal is vague and indefinite.

<u>Rule 14a-8(i) (7)</u>

We believe that the Company's decision making process with respect to the siting of its transmission lines and the manner in which the Company currently handles its legal compliance activities are matters which fall within the Company's ordinary business operations. As such, the Proposal, which implicates these matters, should be excluded under Rule 14a-8(i)(7).

In its No-action Letter, the Company cites a line of well-established cases in support of its request to exclude the Proposal under Rule 14a-8(i)(7). In an attempt to distinguish those cases, counsel for the Proponent states that its Proposal should be viewed differently because the proposals in the cited cases requested reports on the impact of proposed legislation rather than an issue raised by the Company through "its own actions". This analysis is without merit. First, the Company has not sought FERC approval to site its transmission line within a NIETC. In fact, to date, the transmission corridor about which the Proponent is concerned has not even been designated by the DOE as a NIETC. Second, the Proposal is nothing more than a request for an explanation of how the new federal law regarding transmission siting will impact state environmental regulations. On page 4 of the Response Letter, Proponent itself admits that the Proposal is seeking "[a]n explanation of the effect of ... federalization on the state environmental (and other) laws that would otherwise apply to the proposed transmission corridors . . ." As such, we believe there are no meaningful distinctions between the Proposal and the cases cited by the Company in its No-action Letter in support of exclusion of the Proposal under Rule 14a-8(i)(7) and that there is clear precedent for the SEC to allow the Company to exclude the Proposal as one dealing with an "ordinary business matter."

In conclusion, we continue to believe that this Proposal should be omitted under Rules 14a-(8)(i)(3) and 14a-(8)(i)(7) and respectfully renew our request for exclusion of the Proposal on this basis.

Thank you for your continued attention to this matter.

Respectfully yours,

Sharon L. Burr
Assistant General Counsel
Dominion Resources Services, Inc.

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Daniel Nielson
Manager of Socially Responsible Investing
General Board of Pension and Health Benefits
of the United Methodist Church

Bruce Herbert
President
Newground Social Investment

Patricia A. Wilkerson
Vice President and Corporate Secretary
Dominion Resources, Inc.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164

Email: pmneuhauser@aol.com

December 22, 2006

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal Submitted to Dominion Resources, Inc.

Dear Sir/Madam:

I have been asked by General Board of Pension and Health Benefits of the United Methodist Church (hereinafter referred to as the "Proponent"), which is the beneficial owner of 40,587 shares of common stock of Dominion Resources, Inc. (hereinafter referred to either as "Dominion" or the "Company"), and which has submitted a shareholder proposal to Dominion, to respond to the letter dated December 13, 2006, sent to the Securities & Exchange Commission by the Company, in which Dominion contends that the Proponent's shareholder proposal may be excluded from the Company's year 2007 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Dominion's year 2007 proxy statement and that it is not excludable by virtue of either of the cited rules.

BACKGROUND

On March 6, 2006, PJM Interconnection, L.L.C. ("PJM") (a coordinator of the region's transmission grid) submitted to the department of Energy a request for the designation of two National Interest Energy Corridors ("NIETCs") under the Energy Policy Act of 2005. Dominion is a member of PJM. On June 23, 2006 PJM issued a press release pertaining to one of those NIETCs, describing "a 240-mile, 500-kilovolt transmission line from southwestern Pennsylvania to Virginia to be constructed by Allegheny Power and Dominion".

The Proponent's shareholder proposal requests Dominion to report on the environmental, health, and cultural impacts of this proposed high-voltage transmission line. The controversy surrounding this proposed transmission line was summed up in a recent article in *The New York Times* (December 13, 2006):

> The Energy Policy Act signed by President Bush last year seeks to speed construction of transmission lines by preventing state and local officials from blocking lines, or even influencing where they are built. (Emphasis supplied.)
>
> A federal proposal to invoke these restrictions for a proposed high-voltage line through the Allegheny Mountains in Virginia has generated hundreds of complaints. . . .

Under NIETC, once a transmission corridor has been designated, there is a one-year period during which local review is permitted, but if there is no state approval of the corridor during that period, local rules, laws etc will be overridden by a Federal process under the Department of Energy.

As noted in the Proponent's proposal, both Virginia Senators, John Warner (R) and George Allen (R), as well as Virginia's Governor, Timothy Kaine (D), are opposed to NIETC fast-tracking of the proposed transmission line. In addition, Virginia Congressmen Frank Wolf (R) and Tom Davis (R), whose districts would be affected, are opposed to Dominion's plan. According to the *Washington Post* (December 14, 2006), the Prince County Board of Supervisors, led by Supervisor John Stirrup (R), unanimously passed a resolution opposing the transmission line after a number of local people spoke against the project and only Dominion itself spoke in favor of it. The Boards of Supervisors of Loudoun County, Fauquier County and Clarke County have also opposed Dominion's plan.

As also noted in the proposal, this bi-partisan opposition is based on the adverse environmental impacts, including a likely increase in greenhouse gas emissions from especially dirty generating plants, that the transmission line will engender, as well as adverse impacts on conservation districts and parks and on historical districts and battlefields.

Subsequent to the submission of the proposal to the Company, the following items, *inter alia*, appeared in the media describing the overwhelming reaction of the affected communities expressed at the public "town meetings" held by Dominion to disseminate its plans with respect to the proposed transmission line. For example:

> Hundreds of angry residents opposed to high-voltage power lines that would cut across part of Northern Virginia turned out at a public meeting in Manassas last night to air their frustrations and learn more about the proposal. (*Washington Post*, December 8, 2006.)

> As a Dominion Virginia Power representative in Manassas tried to explain to 1,000 persons the advantages of a proposed electrical transmission line across 40 miles of Northern Virginia, protesters nearby chanted, "Say no. We won't glow." Residents who listened to his presentation at the George Mason University campus Thursday night seemed unimpressed by his assurances the 500-kilovolt overhead power line would avoid blackouts. (*Washington Times*, December 9, 2006.)

> Northern Virginians are up in arms over a proposal to build 40 mile power line that stretches between Loudoun and Frederick counties. Dominion is backing the project, saying it's a necessary measure. Residents say it's nothing but a money grab that will destroy their communities. (Fox TV, Washington D.C. (Channel 5), December 7,2006.)

> Dominion Virginia Power representatives got a rough reception Tuesday night at the Middleburg Community Center when a crowd estimated at more than 600 people passed through the center during a three-hour public information session. The DVP representatives were presenting a selection of route segments that could be used for its proposed 500kv line that will connect to a substation in southeastern Loudoum through Frederick, Prince William, and Fauquier counties. *Leesburg Today* (November 30, 2006)

Attached as Attachment A to this letter is a photograph taken at one of Dominion's recent "town meetings".

According to the *Richmond Times-Dispatch* (December 9, 2006):

A storm of public opposition to a proposed high-voltage line in Northern Virginia could make Dominion Virginia Power yearn for a hurricane.

About 1,000 people showed up Thursday at George Mason University's satellite campus to protest or learn more about the line, which would run roughly 40 miles between substations in Frederick and Loudoun counties.

> Routed in a scenic and historic part of Virginia, the line has drawn the attention of federal, state and local officials and dozens of civic, environmental, historical and business groups.

One is forced to conclude that the good citizens of Virginia are not pleased with the prospect that Dominion and the Department of Energy may override the environmental protections that the state has put in place to protect them.

RULE 14a-8(i)(3)

A.

On page 3 of its letter, the Company declares that it finds five portions of the Proponent's proposal to be "objectionable". With respect to the first four items that are deemed to be objectionable, we note that the Company fails to allege that they are false. Instead, Dominion's objection is to the "omission" to state that the designation of an NIETC is at the "discretion of the Department of Energy" and that such a designation still "affords numerous protections to stakeholders".

In this connection, we note that in Staff Legal Bulletin 14B (September 15, 2004) the Staff stated that it would only apply Rule 14a-8(i)(3) under circumstances where there was (i) a demonstration that a factual statement is objectively false; or (ii) the statements impugn character, integrity etc; or (iii) the resolution itself is vague or indefinite; or (iv) the supporting statement is irrelevant to the proposal. None is these circumstances exist or are alleged in the instant case with respect to the first four Company objections. Indeed, on the contrary, the Company's objections are precisely the sort that the Staff Bulletin were intended to deter registrants from making, since they are of the type that are most appropriately addressed in the Company's own statement of opposition.

B.

In its final objection under Rule 14a-8(i)(3) (item B1b(v), pages 5-6 of the Company's letter), the Company alleges a defect that is cognizable under that Rule. However, the allegation is wholly without merit. The proposal requests the Company to compare how the environmental (and other) impacts differ when NIETC is utilized. Such a request is neither vague nor uncertain, nor is it dependent on which specific route within an NIETC corridor has been chosen for the transmission line. Absent NIETCs, the construction of a transmission line would be subject to state and local environmental and other restraints. Under NIETC, if there is no state approval of the proposed transmission line within one year after the state application is made, the state loses its jurisdiction and the Department of Energy makes the environmental and other determinations. An explanation of the effect of this federalization on the state environmental (and other) laws that would otherwise apply to the proposed transmission corridors should not be beyond the ability of Dominion to explain. The Proponent's shareholder proposal is therefore not vague or uncertain within the meaning of Rule 14a-8(i)(3).

For the foregoing reasons, the Proponents' shareholder proposal is not subject to exclusion by reason of Rule 14a-8(i)(3).

RULE 14a-8(i)(7)

The Company concedes that if a shareholder proposal raises a significant issue of social policy that it cannot be excluded under the rubric of "ordinary business". We submit that it is clear beyond cavil that a proposal that raises environmental issues raises important policy issues, and the Staff has so opined so often that no extensive citation of no-action letters is needed. (See, e.g., *The Dow Chemical Company* (March 2, 2006); *ExxonMobil Corporation* (March 23, 2005).) Similarly, cultural and historic issues preclude application of Rule 14a-8(i)(7). (See, e.g., *Costco Wholesale Corporation* (December 10, 2003).)

Nor is there any doubt but that the Proponent's shareholder proposal raises significant environmental and cultural issues. As noted above, in the section of this letter entitled "Background", these issues have led to bi-partisan opposition by elected officials and a reaction by the general public that can best be described as a "hurricane" of opposition. Consequently, the proposal "transcend[s]" "day-to day business matters" and focuses on "significant social policy issues" raised by the Company's own actions. See Exchange Act Release 40018 (May 21, 1998).

The no-action letters cited by the Company are wholly inapposite. Not one of the four letters cited on page 7 of the Company's letter deals with actions that were being undertaken by the registrant itself, but rather, in each case, the proposal asked how some piece of proposed legislation would impact that registrant. Since the Company has the burden of establishing the applicability of Rule 14a-8(i) to a proposal, it has wholly failed to carry its burden of proving the applicability of Rule 14a-8(i)(7) to the Proponent's shareholder proposal.

Nor does the Proponent's shareholder proposal seek to 'involve the Company in the political or legislative process", as alleged on page 7 of the Company's letter. Rather, the proposal requests the Company to explain the impact of its own chosen course of action on the environment and the communities in which it operates.

For the foregoing reasons, the Proponents' shareholder proposal is not subject to exclusion by reason of Rule 14a-8(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Sharon L. Burr, Esq.
Daniel Neilson
Leslie Lowe

ATTACHMENT A

Citizens Learn of Dominion Power Plans to Condemn Land

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Sharon L. Burr
Assistant General Counsel

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Web Address: www.dom.com

Dominion®

December 13, 2006

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal – General Board of Pension and Health Benefits of the United Methodist Church ("Proponent")

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Dominion Resources, Inc. (the "Company") respectfully requests the concurrence of the Staff of the Division of Corporate Finance (the "Staff") of the Securities Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below (the "Proposal") is excluded from the Company's proxy statement for the Company's 2007 Annual Meeting of Shareholders (the "Proxy Statement"). The Annual Meeting is scheduled for April 27, 2007. As required by Rule 14a-8(j), six copies of this letter, including the attachment, are enclosed.

We are also sending a copy of this letter to the Proponent's representatives, Dan Nielsen and Bruce Herbert to notify them of the Company's intention to omit the Proposal from its Proxy Statement.

A. Factual Background

On November 6, 2006, the Company received a shareholder proposal from the General Board of Pension and Health Benefits of The United Methodist Church (the "Proponent"). The Proposal reads as follows:

> "Shareholders request that the Board prepare before November 2007 (at reasonable cost and omitting proprietary information) a report evaluating the environmental, health and cultural impacts created by utilizing NIETC, and how those impacts would differ if a powerline were constructed without such utilization."

We initiated a November 28th telephone conference with the Proponent's representatives to discuss our concerns with the Proposal. As a result, Proponent submitted a slightly modified version of the Proposal to us on December 4. Such modifications did not alleviate our concerns, which are the subject matter of this letter. Our following discussions of the Supporting Statement refer to the December 4 version, as modified by Proponent. The Proponent's full letter, including the December modifications, is attached as Exhibit A.

B. Reasons for Omission

1. *The Proposal and the Supporting Statement are Materially False and Misleading as well as Vague and Indefinite.*

a. Legal Support

Rule 14a-8(i)(3) provides that a registrant may exclude a proposal if it violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

Rule 14a-9 provides, in pertinent part, that:

> "[n]o solicitation subject to this regulation shall be made by means of any statement, form of proxy, notice of meeting or other communication, written, or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to a material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . . "

The Staff has declared that it would concur in a company's reliance on Rule 14a-8(i)(3) to exclude a proposal where a company demonstrates objectively that the proposal is materially false or misleading, or if the resolution is so inherently vague or indefinite that neither the stockholders or the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B").

The Staff has permitted a company to exclude entire shareholder proposals or portions of shareholder proposals and supporting statements when they contain false and misleading statements. See, e.g., General Magic, Inc. (May 1, 2001) (The Staff permitted exclusion of an entire proposal) and Sysco Corp. (August 12, 2003) (the Staff permitted exclusion of portions of the supporting statement pursuant to Rule 14a-9).

The Staff has also consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the company's board of directors would be able to determine with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See, e.g., The Proctor & Gamble Company (available October 25, 2002).

b. Analysis

At first glance, the Proposal's request that the Company's Board prepare a report evaluating the environmental, health and cultural impacts created by utilizing a National Interest Electric Transmission Corridor (NIETC) may seem simple and reasonable. However, the Proposal and Supporting Statement fail to make clear to the Company's shareholders that the designation of the transmission corridor proposed by PJM Interconnection, LLC ("PJM") as a NIETC (an area that the Department of Energy ("DOE") recognizes as a critical congestion area for electric transmission) is in the sole discretion of the DOE under the authority of the Energy Policy Act of 2005 ("EPAct 2005"). Additionally, there is a federally mandated process for the creation and utilization of the NIETC that involves the states and affords numerous protections to stakeholders, including cultural and environmental impact studies. The omission of this information in the Supporting Statement renders the Proposal misleading on its face. Moreover, the Proposal itself, the request for an environmental impact study, is so vague and indefinite as to make it inherently misleading.

Specifically, the Company finds the following portions of the Proposal to be objectionable:

(i) Supporting Statement – Paragraph 4, Second Sentence.

The second sentence of the fourth paragraph of the Supporting Statement is misleading. The sentence states that EPAct 2005 "permits a NIETC to override the results of fair, balanced, and well-established federal, state and local review, preservation and permitting processes." The Supporting Statement fails to tell shareholders that on November 16, 2006 the Federal Energy Commission (FERC) issued a final rule on transmission siting (the "Final Rule") in which it acknowledged that FERC's role is a backstop role or one of limited reach under EPAct 2005 which first requires that the DOE have designated a NIETC and that the states first have a chance to act on an application approving the siting of transmission lines. In response to state concerns about FERC starting its backstop process while state siting processes are underway, the Final Rule will not allow commencement of the FERC pre-filing process until at least one year after an applicant has filed its state application in order to give states a one-year period to act on the application. At the same time, the Final Rule mandates that FERC applicants must undertake a pre-filing process at FERC as an initial step in the FERC backstop process, which will involve holding public meetings, coordinating with states, landowners and other stakeholders, gathering information and undertaking studies needed. During that time, FERC staff and applicants will commence the federal environmental and review process. By omitting any description of the numerous protections mandated by FERC under the Final Rule, the Supporting Statement is inherently misleading.

(ii) Supporting Statement – Paragraph 5, Second Sentence.

The second sentence of the fifth paragraph of the Supporting Statement is misleading. The Proponent states that "PJM has filed a Department of Energy request to designate this path as an NIETC, which permits bypassing the established permitting processes . . .." Again, the Supporting Statement fails to explain that once a NIETC has been designated by the DOE (an event which has not yet occurred), companies wishing to site transmission facilities along such corridor using the federal process must, under the Final Rule, first comply with all applicable state and local requirements including the filing of an application and all relevant studies at the state level and then go through essentially the same process at FERC if state approval cannot be obtained within one year of the state filing. For this reason, the noted sentence of the Supporting Statement is false or misleading and should be omitted.

(iii) Supporting Statement – Paragraph 7

In the seventh paragraph of its Supporting Statement, the Proponent states that:

- Building this transmission corridor will prolong electric production at many of the nation's oldest and dirtiest coal-fired plants, thus increasing rates of asthma, lung disease, heart attacks and learning disabilities
- These plants are responsible for a substantial portion of the nation's total emission of greenhouse gases
- The proposed NIETC would endanger or impair more than 80,000 acres of land currently under permanent conservation easements, and adversely impact the Appalachian Trail and Virginia State Park and Wildlife Management Areas
- The proposed powerline would degrade natural, cultural and historic resources including Civil War Battlefields, 19 existing (and 15 proposed) Historic Districts, scenic byways, agricultural and forest districts, state parks and conservation areas.

PJM's application for the proposed NIETC that the Proponent cites in its Supporting Statement is one of multiple responses filed by the nation's transmission owners and operators in connection with the DOE's National Electric Transmission Congestion Study, designed to assess the status of the nation's electric reliability. Once DOE has finished its evaluation, it has the authority under federal law to designate one or more transmission corridors as NIETC's in order to give FERC backstop authority for siting transmission facilities but has not done so yet. Further, the actual siting of the transmission lines by transmission owners within the NIETC would still be subject to state and federal rules and regulations. As is the current practice in siting any transmission line, the Company will balance its customers needs for reliable electric service with the protection and preservation of the environment utilizing current transmission structures and seeking to avoid protected areas and cultural resources where feasible. The

Company is currently in the data gathering phase to determine the optimal route for its transmission line and has held public meetings seeking input on the siting of its proposed transmission line. It expects to file an application with the Virginia State Corporation Commission in the Spring of 2007 detailing its proposed siting.

The Proposal fails to distinguish the proposed NIETC from the Company's proposed transmission route (which has not yet been finalized) treating them as one and the same. Until the Company's proposed transmission route is finalized, it is not possible to know how many natural, cultural and historic resources may be impacted. Yet the Supporting Statement sets forth very specific facts and figures purporting to do exactly that. For this reason the Supporting Statement is false and misleading.

(iv) <u>Supporting Statement – Paragraph 9</u>.

In this paragraph, the Proposal again asserts that by seeking NIETC, the Company and PJM "may be allowed to ignore important stakeholder input and consideration". To the contrary, if the corridor proposed by PJM is selected by DOE for designation as a NIETC, stakeholder input and consideration would be increased. As described above, under the Final Rules, the Company would first have to go through the normal state process and, in addition, if after a year the Company chose to pursue siting authority from FERC, it would be subject to additional studies and reports including new environmental impact studies and additional stakeholder review and input. In essence, the Final Rule renders the Proposal moot, as it requires the same type of reports and protections that the Proponent is requesting if and when DOE designates a NIETC within the Company's service territory and the Company elects to utilize FERC backstop authority after having first completed the normal state process.

(v) <u>Proposal</u>

The Proposal itself is so vague and uncertain that neither the Company nor shareholders would be able to determine what actions need to be taken if it were approved. The Proposal is basically requesting that the Company prepare a report comparing and contrasting the adverse impacts arising out of the siting of a transmission line under federal law in a NIETC versus a siting of such line under state law. However, as the DOE has not yet designated a NIETC within the Company's service territory, and the Company has not begun its state application process as it is still involved in the process of seeking stakeholder input regarding the siting of its proposed transmission route, it is unclear exactly what the Proposal would have the Company study. Further, as stated above, under the Final Rules any application for siting of transmission lines must first be filed with the state, if the state requires such approval (as is the case in Virginia). It is only if the state has rejected or not acted to approve the application after one year that a transmission company could elect to initiate the FERC backstop review process. In any case, as it would be the same proposed transmission route that would be reviewed at both the state and federal level, the Proposal fails to describe how the Company would be able to formulate such a comparative study and in fact, such study would be impossible.

In light of the foregoing, we believe that the false or misleading statements contained in the Proposal justify the Company's exclusion under Rule 14a-8(i)(3).

2. *The Proposal Deals With a Matter Relating to the Conduct of the Ordinary Business Operations of the Company.*

Under Rule 14a-8(i)(7), a proposal may be excluded if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant," provided that it does not have "significant policy, economic or other implications inherent in" it. Exchange Act Release No. 34-12999 (November 22, 1976). The Staff has indicated that where a proposal requests a report on a specific aspect of the registrant's business, as in the case of the Proposal, the Staff will consider whether the subject matter of the proposal relates to the ordinary conduct of business operations. Where it does, such proposal, although only requesting the preparation of a report, will be excludable. Exchange Act Release No. 34-20091 (August 16, 1983). In addition, Commission guidance on the policy behind Rule 14a-8(i)(7) recognizes that (i) certain tasks are fundamental to a company's day-to-day operations and cannot practically be subject to direct shareholder oversight; and (ii) that shareholders are not in a position to "micro-manage" a company by delving into complex business matters. (Exchange Act Release No. 34-40018).

The Company believes that the Proposal can be properly excluded under Rule 14a-8(i)(7) because decisions on maintaining electric reliability for its customers through construction and siting of adequate transmission facilities are "fundamental to management's ability to run the Company on a day-to-day basis," and "could not, as a practical matter be subject to direct shareholder oversight."

The Company has a responsibility to its customers and other transmission providers to maintain reliable transmission capacity and service. With an ever-increasing demand for electricity within the Company's service territory, particularly in the Northern Virginia region, this obligation is more important now than ever. The level of importance is highlighted by other portions of EPAct 2005 that establish FERC jurisdiction over mandatory reliability rules. In assessing and siting future transmission facilities, the Company must take into consideration the projected need for energy, the location of existing transmission lines and generation plants as well as the environmental and cultural impact of such siting. The underlying subject matter of the Proposal deals with the fundamental tasks of the Company's management and Board of Directors to ensure the integrity of its transmission network, its ability to provide reliable electric service to its customers now and in the future, and its compliance with existing laws.

We are aware of the exception that the Commission has made for proposals that might touch on ordinary business operations, but truly focus on significant issues of social policy. In its 1998 Release, the Commission noted that proposals focusing on "sufficiently significant social policy issues . . . would not be considered to be excludable, because the proposals would transcend the day-to-day business matters . . ." However, the Staff has consistently found proposals excludable when they request reports regarding the impact of proposed or existing legislation or seek to involve the company in the political or legislative process and are ultimately directed at the company's ordinary business operations, as is the case here. See Verizon Communications (January 31, 2006) (excluded a proposal asking for a report evaluating the impact of a flat tax on Verizon); Pacific Enterprises (February 12, 1996) (excluded a proposal that a utility dedicate its resources to ending state deregulation); and Pepsico, Inc. (March 7, 1991) (permitting exclusion of a proposal calling for an evaluation of the impact on the company of various healthcare proposals).

In International Business Machines Corporation ("IBM") (March 2, 2000), the proponent sought a report on the potential impact on the company of pension-related proposals being considered by national policy makers. IBM had recently adopted a pension plan that had been subjected to public scrutiny in the public arena, the proponent being one of the plan's most vocal critics. Ultimately, the Staff concurred with IBM that while the proposal in question may have touched on certain policy questions being debated in both public and legislative forums, the true nature of the report was directed at IBM's ordinary business operations – developing pension plans, making sure they were in legal compliance with government regulations, and assessing the effect that any future government action may have on such plans. In their response letter, the Staff found that the proposal was excludable as it "appear[ed] directed at involving IBM in the political or legislative process."

Applying the Staff's reasoning to the Proposal, we believe that it should be excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business. Here, by seeking a report on the impact of a proposed NIETC designation by the DOE under existing law, the Proponent is seeking to involve the Company in the political or legislative process. EPAct 2005 and the FERC Final Rules on transmission siting are laws and regulations with which the Company must comply. The Company's compliance with these laws and regulations is a matter of ordinary business operations. As IBM makes clear, these issues are "fundamental to management's ability to run the company on a day-to-day basis," and they "could not, as a practical matter, be subject to direct shareholder oversight."

Based on the foregoing, the Company believes that the Proposal may properly be excluded from its 2007 Proxy materials under Rule 14a-8(i)(7), as it deals with the ordinary business operations of the Company.

C. Conclusions

The Company respectfully requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, it omits the Proposal from its 2007 Proxy materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Please call the undersigned at (804) 819-2171 if you should have any questions or need additional information or as soon as a Staff response is available. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Respectfully yours,

Sharon L. Burr
Assistant General Counsel
Dominion Resources Services, Inc.

Enclosure
cc: Daniel Nielson
Manager of Socially Responsible Investing
General Board of Pension and Health Benefits
of the United Methodist Church

Bruce Herbert
President
Newground Social Investment

Patricia A. Wilkerson
Vice President and Corporate Secretary
Dominion Resources, Inc.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

December 22, 2006

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal Submitted to Dominion Resources, Inc.

Dear Sir/Madam:

I have been asked by General Board of Pension and Health Benefits of the United Methodist Church (hereinafter referred to as the "Proponent"), which is the beneficial owner of 40,587 shares of common stock of Dominion Resources, Inc. (hereinafter referred to either as "Dominion" or the "Company"), and which has submitted a shareholder proposal to Dominion, to respond to the letter dated December 13, 2006, sent to the Securities & Exchange Commission by the Company, in which Dominion contends that the Proponent's shareholder proposal may be excluded from the Company's year 2007 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Dominion's year 2007 proxy statement and that it is not excludable by virtue of either of the cited rules.

BACKGROUND

On March 6, 2006, PJM Interconnection, L.L.C. ("PJM") (a coordinator of the region's transmission grid) submitted to the department of Energy a request for the designation of two National Interest Energy Corridors ("NIETCs") under the Energy Policy Act of 2005. Dominion is a member of PJM. On June 23, 2006 PJM issued a press release pertaining to one of those NIETCs, describing "a 240-mile, 500-kilovolt transmission line from southwestern Pennsylvania to Virginia to be constructed by Allegheny Power and Dominion".

The Proponent's shareholder proposal requests Dominion to report on the environmental, health, and cultural impacts of this proposed high-voltage transmission line. The controversy surrounding this proposed transmission line was summed up in a recent article in *The New York Times* (December 13, 2006):

> The Energy Policy Act signed by President Bush last year seeks to speed construction of transmission lines <u>by preventing state and local officials from blocking lines, or even influencing where they are built.</u> (Emphasis supplied.)
>
> A federal proposal to invoke these restrictions for a proposed high-voltage line through the Allegheny Mountains in Virginia has generated hundreds of complaints. . . .

Under NIETC, once a transmission corridor has been designated, there is a one-year period during which local review is permitted, but if there is no state approval of the corridor during that period, local rules, laws etc will be overridden by a Federal process under the Department of Energy.

As noted in the Proponent's proposal, both Virginia Senators, John Warner (R) and George Allen (R), as well as Virginia's Governor, Timothy Kaine (D), are opposed to NIETC fast-tracking of the proposed transmission line. In addition, Virginia Congressmen Frank Wolf (R) and Tom Davis (R), whose districts would be affected, are opposed to Dominion's plan. According to the *Washington Post* (December 14, 2006), the Prince County Board of Supervisors, led by Supervisor John Stirrup (R), unanimously passed a resolution opposing the transmission line after a number of local people spoke against the project and only Dominion itself spoke in favor of it. The Boards of Supervisors of Loudoum County, Fauquier County and Clarke County have also opposed Dominion's plan.

As also noted in the proposal, this bi-partisan opposition is based on the adverse environmental impacts, including a likely increase in greenhouse gas emissions from especially dirty generating plants, that the transmission line will engender, as well as adverse impacts on conservation districts and parks and on historical districts and battlefields.

Subsequent to the submission of the proposal to the Company, the following items, *inter alia*, appeared in the media describing the overwhelming reaction of the affected communities expressed at the public "town meetings" held by Dominion to disseminate its plans with respect to the proposed transmission line. For example:

> Hundreds of angry residents opposed to high-voltage power lines that would cut across part of Northern Virginia turned out at a public meeting in Manassas last night to air their frustrations and learn more about the proposal. (*Washington Post*, December 8, 2006.)

> As a Dominion Virginia Power representative in Manassas tried to explain to 1,000 persons the advantages of a proposed electrical transmission line across 40 miles of Northern Virginia, protesters nearby chanted, "Say no. We won't glow." Residents who listened to his presentation at the George Mason University campus Thursday night seemed unimpressed by his assurances the 500-kilovolt overhead power line would avoid blackouts. (*Washington Times*, December 9, 2006.)

> Northern Virginians are up in arms over a proposal to build 40 mile power line that stretches between Loudoun and Frederick counties. Dominion is backing the project, saying it's a necessary measure. Residents say it's nothing but a money grab that will destroy their communities. (Fox TV, Washington D.C. (Channel 5), December 7,2006.)

> Dominion Virginia Power representatives got a rough reception Tuesday night at the Middleburg Community Center when a crowd estimated at more than 600 people passed through the center during a three-hour public information session. The DVP representatives were presenting a selection of route segments that could be used for its proposed 500kv line that will connect to a substation in southeastern Loudoun through Frederick, Prince William, and Fauquier counties. *Leesburg Today* (November 30, 2006)

Attached as Attachment A to this letter is a photograph taken at one of Dominion's recent "town meetings".

According to the *Richmond Times-Dispatch* (December 9, 2006):

> A storm of public opposition to a proposed high-voltage line in Northern Virginia could make Dominion Virginia Power yearn for a hurricane.
>
> About 1,000 people showed up Thursday at George Mason University's satellite campus to protest or learn more about the line, which would run roughly 40 miles between substations in Frederick and Loudoun counties.

> Routed in a scenic and historic part of Virginia, the line has drawn the attention of federal, state and local officials and dozens of civic, environmental, historical and business groups.

One is forced to conclude that the good citizens of Virginia are not pleased with the prospect that Dominion and the Department of Energy may override the environmental protections that the state has put in place to protect them.

RULE 14a-8(i)(3)

A.

On page 3 of its letter, the Company declares that it finds five portions of the Proponent's proposal to be "objectionable". With respect to the first four items that are deemed to be objectionable, we note that the Company fails to allege that they are false. Instead, Dominion's objection is to the "omission" to state that the designation of an NIETC is at the "discretion of the Department of Energy" and that such a designation still "affords numerous protections to stakeholders".

In this connection, we note that in Staff Legal Bulletin 14B (September 15, 2004) the Staff stated that it would only apply Rule 14a-8(i)(3) under circumstances where there was (i) a demonstration that a factual statement is objectively false; or (ii) the statements impugn character, integrity etc; or (iii) the resolution itself is vague or indefinite; or (iv) the supporting statement is irrelevant to the proposal. None is these circumstances exist or are alleged in the instant case with respect to the first four Company objections. Indeed, on the contrary, the Company's objections are precisely the sort that the Staff Bulletin were intended to deter registrants from making, since they are of the type that are most appropriately addressed in the Company's own statement of opposition.

B.

In its final objection under Rule 14a-8(i)(3) (item B1b(v), pages 5-6 of the Company's letter), the Company alleges a defect that is cognizable under that Rule. However, the allegation is wholly without merit. The proposal requests the Company to compare how the environmental (and other) impacts differ when NIETC is utilized. Such a request is neither vague nor uncertain, nor is it dependent on which specific route within an NIETC corridor has been chosen for the transmission line. Absent NIETCs, the construction of a transmission line would be subject to state and local environmental and other restraints. Under NIETC, if there is no state approval of the proposed transmission line within one year after the state application is made, the state loses its jurisdiction and the Department of Energy makes the environmental and other determinations. An explanation of the effect of this federalization on the state environmental (and other) laws that would otherwise apply to the proposed transmission corridors should not be beyond the ability of Dominion to explain. The Proponent's shareholder proposal is therefore not vague or uncertain within the meaning of Rule 14a-8(i)(3).

For the foregoing reasons, the Proponents' shareholder proposal is not subject to exclusion by reason of Rule 14a-8(i)(3).

RULE 14a-8(i)(7)

The Company concedes that if a shareholder proposal raises a significant issue of social policy that it cannot be excluded under the rubric of "ordinary business". We submit that it is clear beyond cavil that a proposal that raises environmental issues raises important policy issues, and the Staff has so opined so often that no extensive citation of no-action letters is needed. (See, e.g., *The Dow Chemical Company* (March 2, 2006); *ExxonMobil Corporation* (March 23, 2005).) Similarly, cultural and historic issues preclude application of Rule 14a-8(i)(7). (See, e.g., *Costco Wholesale Corporation* (December 10, 2003).)

Nor is there any doubt but that the Proponent's shareholder proposal raises significant environmental and cultural issues. As noted above, in the section of this letter entitled "Background", these issues have led to bi-partisan opposition by elected officials and a reaction by the general public that can best be described as a "hurricane" of opposition. Consequently, the proposal "transcend[s]" "day-to day business matters" and focuses on "significant social policy issues" raised by the Company's own actions. See Exchange Act Release 40018 (May 21, 1998).

The no-action letters cited by the Company are wholly inapposite. Not one of the four letters cited on page 7 of the Company's letter deals with actions that were being undertaken by the registrant itself, but rather, in each case, the proposal asked how some piece of proposed legislation would impact that registrant. Since the Company has the burden of establishing the applicability of Rule 14a-8(i) to a proposal, it has wholly failed to carry its burden of proving the applicability of Rule 14a-8(i)(7) to the Proponent's shareholder proposal.

Nor does the Proponent's shareholder proposal seek to 'involve the Company in the political or legislative process", as alleged on page 7 of the Company's letter. Rather, the proposal requests the Company to explain the impact of its own chosen course of action on the environment and the communities in which it operates.

For the foregoing reasons, the Proponents' shareholder proposal is not subject to exclusion by reason of Rule 14a-8(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Sharon L. Burr, Esq.
Daniel Neilson
Leslie Lowe

ATTACHMENT A

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Sharon L. Burr
Assistant General Counsel

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219

Web Address: www.dom.com

Dominion®

December 13, 2006

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal – General Board of Pension and Health Benefits of the United Methodist Church ("Proponent")

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Dominion Resources, Inc. (the "Company") respectfully requests the concurrence of the Staff of the Division of Corporate Finance (the "Staff") of the Securities Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below (the "Proposal") is excluded from the Company's proxy statement for the Company's 2007 Annual Meeting of Shareholders (the "Proxy Statement"). The Annual Meeting is scheduled for April 27, 2007. As required by Rule 14a-8(j), six copies of this letter, including the attachment, are enclosed.

We are also sending a copy of this letter to the Proponent's representatives, Dan Nielsen and Bruce Herbert to notify them of the Company's intention to omit the Proposal from its Proxy Statement.

A. <u>Factual Background</u>

On November 6, 2006, the Company received a shareholder proposal from the General Board of Pension and Health Benefits of The United Methodist Church (the "Proponent"). The Proposal reads as follows:

> "Shareholders request that the Board prepare before November 2007 (at reasonable cost and omitting proprietary information) a report evaluating the environmental, health and cultural impacts created by utilizing NIETC, and how those impacts would differ if a powerline were constructed without such utilization."

We initiated a November 28th telephone conference with the Proponent's representatives to discuss our concerns with the Proposal. As a result, Proponent submitted a slightly modified version of the Proposal to us on December 4. Such modifications did not alleviate our concerns, which are the subject matter of this letter. Our following discussions of the Supporting Statement refer to the December 4 version, as modified by Proponent. The Proponent's full letter, including the December modifications, is attached as Exhibit A.

B. Reasons for Omission

1. *The Proposal and the Supporting Statement are Materially False and Misleading as well as Vague and Indefinite.*

a. Legal Support

Rule 14a-8(i)(3) provides that a registrant may exclude a proposal if it violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

Rule 14a-9 provides, in pertinent part, that:

> "[n]o solicitation subject to this regulation shall be made by means of any statement, form of proxy, notice of meeting or other communication, written, or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to a material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . . "

The Staff has declared that it would concur in a company's reliance on Rule 14a-8(i)(3) to exclude a proposal where a company demonstrates objectively that the proposal is materially false or misleading, or if the resolution is so inherently vague or indefinite that neither the stockholders or the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B").

The Staff has permitted a company to exclude entire shareholder proposals or portions of shareholder proposals and supporting statements when they contain false and misleading statements. See, e.g., General Magic, Inc. (May 1, 2001) (The Staff permitted exclusion of an entire proposal) and Sysco Corp. (August 12, 2003) (the Staff permitted exclusion of portions of the supporting statement pursuant to Rule 14a-9).

The Staff has also consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the company's board of directors would be able to determine with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See, e.g., The Proctor & Gamble Company (available October 25, 2002).

b. Analysis

At first glance, the Proposal's request that the Company's Board prepare a report evaluating the environmental, health and cultural impacts created by utilizing a National Interest Electric Transmission Corridor (NIETC) may seem simple and reasonable. However, the Proposal and Supporting Statement fail to make clear to the Company's shareholders that the designation of the transmission corridor proposed by PJM Interconnection, LLC ("PJM") as a NIETC (an area that the Department of Energy ("DOE") recognizes as a critical congestion area for electric transmission) is in the sole discretion of the DOE under the authority of the Energy Policy Act of 2005 ("EPAct 2005"). Additionally, there is a federally mandated process for the creation and utilization of the NIETC that involves the states and affords numerous protections to stakeholders, including cultural and environmental impact studies. The omission of this information in the Supporting Statement renders the Proposal misleading on its face. Moreover, the Proposal itself, the request for an environmental impact study, is so vague and indefinite as to make it inherently misleading.

Specifically, the Company finds the following portions of the Proposal to be objectionable:

(i) <u>Supporting Statement – Paragraph 4, Second Sentence</u>.

The second sentence of the fourth paragraph of the Supporting Statement is misleading. The sentence states that EPAct 2005 "permits a NIETC to override the results of fair, balanced, and well-established federal, state and local review, preservation and permitting processes." The Supporting Statement fails to tell shareholders that on November 16, 2006 the Federal Energy Commission (FERC) issued a final rule on transmission siting (the "Final Rule") in which it acknowledged that FERC's role is a backstop role or one of limited reach under EPAct 2005 which first requires that the DOE have designated a NIETC and that the states first have a chance to act on an application approving the siting of transmission lines. In response to state concerns about FERC starting its backstop process while state siting processes are underway, the Final Rule will not allow commencement of the FERC pre-filing process until at least one year after an applicant has filed its state application in order to give states a one-year period to act on the application. At the same time, the Final Rule mandates that FERC applicants must undertake a pre-filing process at FERC as an initial step in the FERC backstop process, which will involve holding public meetings, coordinating with states, landowners and other stakeholders, gathering information and undertaking studies needed. During that time, FERC staff and applicants will commence the federal environmental and review process. By omitting any description of the numerous protections mandated by FERC under the Final Rule, the Supporting Statement is inherently misleading.

(ii) Supporting Statement – Paragraph 5, Second Sentence.

The second sentence of the fifth paragraph of the Supporting Statement is misleading. The Proponent states that "PJM has filed a Department of Energy request to designate this path as an NIETC, which permits bypassing the established permitting processes . . .." Again, the Supporting Statement fails to explain that once a NIETC has been designated by the DOE (an event which has not yet occurred), companies wishing to site transmission facilities along such corridor using the federal process must, under the Final Rule, first comply with all applicable state and local requirements including the filing of an application and all relevant studies at the state level and then go through essentially the same process at FERC if state approval cannot be obtained within one year of the state filing. For this reason, the noted sentence of the Supporting Statement is false or misleading and should be omitted.

(iii) Supporting Statement – Paragraph 7

In the seventh paragraph of its Supporting Statement, the Proponent states that:

- Building this transmission corridor will prolong electric production at many of the nation's oldest and dirtiest coal-fired plants, thus increasing rates of asthma, lung disease, heart attacks and learning disabilities
- These plants are responsible for a substantial portion of the nation's total emission of greenhouse gases
- The proposed NIETC would endanger or impair more than 80,000 acres of land currently under permanent conservation easements, and adversely impact the Appalachian Trail and Virginia State Park and Wildlife Management Areas
- The proposed powerline would degrade natural, cultural and historic resources including Civil War Battlefields, 19 existing (and 15 proposed) Historic Districts, scenic byways, agricultural and forest districts, state parks and conservation areas.

PJM's application for the proposed NIETC that the Proponent cites in its Supporting Statement is one of multiple responses filed by the nation's transmission owners and operators in connection with the DOE's National Electric Transmission Congestion Study, designed to assess the status of the nation's electric reliability. Once DOE has finished its evaluation, it has the authority under federal law to designate one or more transmission corridors as NIETC's in order to give FERC backstop authority for siting transmission facilities but has not done so yet. Further, the actual siting of the transmission lines by transmission owners within the NIETC would still be subject to state and federal rules and regulations. As is the current practice in siting any transmission line, the Company will balance its customers needs for reliable electric service with the protection and preservation of the environment utilizing current transmission structures and seeking to avoid protected areas and cultural resources where feasible. The

Company is currently in the data gathering phase to determine the optimal route for its transmission line and has held public meetings seeking input on the siting of its proposed transmission line. It expects to file an application with the Virginia State Corporation Commission in the Spring of 2007 detailing its proposed siting.

The Proposal fails to distinguish the proposed NIETC from the Company's proposed transmission route (which has not yet been finalized) treating them as one and the same. Until the Company's proposed transmission route is finalized, it is not possible to know how many natural, cultural and historic resources may be impacted. Yet the Supporting Statement sets forth very specific facts and figures purporting to do exactly that. For this reason the Supporting Statement is false and misleading.

(iv) Supporting Statement – Paragraph 9.

In this paragraph, the Proposal again asserts that by seeking NIETC, the Company and PJM "may be allowed to ignore important stakeholder input and consideration". To the contrary, if the corridor proposed by PJM is selected by DOE for designation as a NIETC, stakeholder input and consideration would be increased. As described above, under the Final Rules, the Company would first have to go through the normal state process and, in addition, if after a year the Company chose to pursue siting authority from FERC, it would be subject to additional studies and reports including new environmental impact studies and additional stakeholder review and input. In essence, the Final Rule renders the Proposal moot, as it requires the same type of reports and protections that the Proponent is requesting if and when DOE designates a NIETC within the Company's service territory and the Company elects to utilize FERC backstop authority after having first completed the normal state process.

(v) Proposal

The Proposal itself is so vague and uncertain that neither the Company nor shareholders would be able to determine what actions need to be taken if it were approved. The Proposal is basically requesting that the Company prepare a report comparing and contrasting the adverse impacts arising out of the siting of a transmission line under federal law in a NIETC versus a siting of such line under state law. However, as the DOE has not yet designated a NIETC within the Company's service territory, and the Company has not begun its state application process as it is still involved in the process of seeking stakeholder input regarding the siting of its proposed transmission route, it is unclear exactly what the Proposal would have the Company study. Further, as stated above, under the Final Rules any application for siting of transmission lines must first be filed with the state, if the state requires such approval (as is the case in Virginia). It is only if the state has rejected or not acted to approve the application after one year that a transmission company could elect to initiate the FERC backstop review process. In any case, as it would be the same proposed transmission route that would be reviewed at both the state and federal level, the Proposal fails to describe how the Company would be able to formulate such a comparative study and in fact, such study would be impossible.

In light of the foregoing, we believe that the false or misleading statements contained in the Proposal justify the Company's exclusion under Rule 14a-8(i)(3).

2. *The Proposal Deals With a Matter Relating to the Conduct of the Ordinary Business Operations of the Company.*

Under Rule 14a-8(i)(7), a proposal may be excluded if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant," provided that it does not have "significant policy, economic or other implications inherent in" it. Exchange Act Release No. 34-12999 (November 22, 1976). The Staff has indicated that where a proposal requests a report on a specific aspect of the registrant's business, as in the case of the Proposal, the Staff will consider whether the subject matter of the proposal relates to the ordinary conduct of business operations. Where it does, such proposal, although only requesting the preparation of a report, will be excludable. Exchange Act Release No. 34-20091 (August 16, 1983). In addition, Commission guidance on the policy behind Rule 14a-8(i)(7) recognizes that (i) certain tasks are fundamental to a company's day-to-day operations and cannot practically be subject to direct shareholder oversight; and (ii) that shareholders are not in a position to "micro-manage" a company by delving into complex business matters. (Exchange Act Release No. 34-40018).

The Company believes that the Proposal can be properly excluded under Rule 14a-8(i)(7) because decisions on maintaining electric reliability for its customers through construction and siting of adequate transmission facilities are "fundamental to management's ability to run the Company on a day-to-day basis," and "could not, as a practical matter be subject to direct shareholder oversight."

The Company has a responsibility to its customers and other transmission providers to maintain reliable transmission capacity and service. With an ever-increasing demand for electricity within the Company's service territory, particularly in the Northern Virginia region, this obligation is more important now than ever. The level of importance is highlighted by other portions of EPAct 2005 that establish FERC jurisdiction over mandatory reliability rules. In assessing and siting future transmission facilities, the Company must take into consideration the projected need for energy, the location of existing transmission lines and generation plants as well as the environmental and cultural impact of such siting. The underlying subject matter of the Proposal deals with the fundamental tasks of the Company's management and Board of Directors to ensure the integrity of its transmission network, its ability to provide reliable electric service to its customers now and in the future, and its compliance with existing laws.

We are aware of the exception that the Commission has made for proposals that might touch on ordinary business operations, but truly focus on significant issues of social policy. In its 1998 Release, the Commission noted that proposals focusing on "sufficiently significant social policy issues . . . would not be considered to be excludable, because the proposals would transcend the day-to-day business matters . . ." However, the Staff has consistently found proposals excludable when they request reports regarding the impact of proposed or existing legislation or seek to involve the company in the political or legislative process and are ultimately directed at the company's ordinary business operations, as is the case here. See Verizon Communications (January 31, 2006) (excluded a proposal asking for a report evaluating the impact of a flat tax on Verizon); Pacific Enterprises (February 12, 1996) (excluded a proposal that a utility dedicate its resources to ending state deregulation); and Pepsico, Inc. (March 7, 1991) (permitting exclusion of a proposal calling for an evaluation of the impact on the company of various healthcare proposals).

In International Business Machines Corporation ("IBM") (March 2, 2000), the proponent sought a report on the potential impact on the company of pension-related proposals being considered by national policy makers. IBM had recently adopted a pension plan that had been subjected to public scrutiny in the public arena, the proponent being one of the plan's most vocal critics. Ultimately, the Staff concurred with IBM that while the proposal in question may have touched on certain policy questions being debated in both public and legislative forums, the true nature of the report was directed at IBM's ordinary business operations – developing pension plans, making sure they were in legal compliance with government regulations, and assessing the effect that any future government action may have on such plans. In their response letter, the Staff found that the proposal was excludable as it "appear[ed] directed at involving IBM in the political or legislative process."

Applying the Staff's reasoning to the Proposal, we believe that it should be excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business. Here, by seeking a report on the impact of a proposed NIETC designation by the DOE under existing law, the Proponent is seeking to involve the Company in the political or legislative process. EPAct 2005 and the FERC Final Rules on transmission siting are laws and regulations with which the Company must comply. The Company's compliance with these laws and regulations is a matter of ordinary business operations. As IBM makes clear, these issues are "fundamental to management's ability to run the company on a day-to-day basis," and they "could not, as a practical matter, be subject to direct shareholder oversight."

Based on the foregoing, the Company believes that the Proposal may properly be excluded from its 2007 Proxy materials under Rule 14a-8(i)(7), as it deals with the ordinary business operations of the Company.

C. Conclusions

The Company respectfully requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, it omits the Proposal from its 2007 Proxy materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Please call the undersigned at (804) 819-2171 if you should have any questions or need additional information or as soon as a Staff response is available. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Respectfully yours,

Sharon L. Burr
Assistant General Counsel
Dominion Resources Services, Inc.

Enclosure
cc: Daniel Nielson
Manager of Socially Responsible Investing
General Board of Pension and Health Benefits
of the United Methodist Church

Bruce Herbert
President
Newground Social Investment

Patricia A. Wilkerson
Vice President and Corporate Secretary
Dominion Resources, Inc.

GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve
1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

November 10, 2006

Patricia A. Wilkerson
Vice President & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Dear Ms. Wilkerson:

I am writing on behalf of the General Board of Pension and Health Benefits, beneficial owner of 40,587 shares of Dominion Resources stock. I am filing the enclosed shareholder proposal for consideration and action at your 2007 Annual Meeting. In brief, the proposal requests Dominion to report to shareholders on the potential impacts of utilizing National Interest Electric Transmission Corridors (NIETCs). Consistent with Regulation 14A-12 of the Securities and Exchange Commission (SEC) Guidelines, please include our proposal in the proxy statement.

In accordance with SEC Regulation 14A-8, the General Board has continuously held Dominion Resources shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership is enclosed. It is the General Board's intent to maintain ownership of Dominion Resources stock through the date of the 2007 Annual Meeting.

Please address any comments or questions you may have to both Dan Nielsen, Manager of Socially Responsible Investing at the General Board (daniel_nielsen@gbophb.org or 847-866-4592) and Bruce Herbert, AIF, President, Newground Social Investment (bh@newground.net or 206-522-1944 x115).

Thank you in advance for your time and attention.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director, Corporate Relations

Enclosures

Mellon

Mellon Trust

November 10, 2006

Vidette Bullock Mixon
General Board of Pension and Health Benefits
Of the United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Ms. Bullock Mixon:

This letter is in response to a request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church have continuously owned shares of Dominion Resources Inc. VA stock since October 31, 2005 and that those shares have continuously maintained a market value of at least $2,000.00.

The security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-234-6104 with any questions.

Sincerely,

Joshua Frantz
Service Delivery Officer
Mellon Trust

<u>DOMINION RESOURCES</u> – Shareholder Proposal

Whereas: A public utility's success by its nature relies on a healthy relationship with the community it serves and on the political environment in which it operates;

The established process for creating a powerline corridor involves multiple stakeholders at federal, state, county, and municipal levels;

Consequently, many federal, state, and local regulations and programs currently constrain powerline development in areas where Dominion operates, including: the National Environmental Policy Act, National Historic Preservation Act, Federal Water Pollution Control Act, State Scenic Byways Program, The National Park System, Virginia Department of Historic Resources, and the Virginia State Park System (among many others);

A "National Interest Electric Transmission Corridor" (NIETC) can be created under the Energy Policy Act of 2005. The Act permits an NIETC to override or circumvent fair, balanced, and well-established federal, state, and local review, preservation and permitting processes;

PJM Interconnection (a regional transmission organization to which Dominion belongs) reports that Dominion will help construct a 240 mile, 500-kilovolt powerline from southwestern Pennsylvania through Virginia. PJM filed a Department of Energy request to designate this path an NIETC, which permits bypassing the established permitting processes noted above;

Virginia Senators John Warner and George Allen, Virginia Governor Timothy Kaine, and other federal, state and locally-elected representatives have all spoken publicly against "fast-tracking" this powerline as an NIETC;

These important political figures, along with citizens and numerous community groups (who seek to preserve agricultural, environmental and historic assets, and some of whom threaten litigation) also oppose NIETC "fast-track" approval based, in part, on the following:

- The Department of Energy asserts that an NIETC does not require preparation of an Environmental Impact Statement prior to corridor designation.
- Building this transmission corridor will prolong electric production at many of the nation's oldest and dirtiest coal-fired plants, thus increasing rates of asthma, lung disease, heart attacks and learning disabilities.
- These plants are responsible for a substantial portion of the nation's total emission of greenhouse gases.
- The proposed NIETC would endanger or impair more than 80,000 acres of land currently under permanent conservation easements, and adversely impact the Appalachian Trail and Virginia State Park and Wildlife Management Areas.
- The proposed powerline would degrade natural, cultural and historic resources including Civil War Battlefields, 19 existing (and 15 proposed) Historic Districts, scenic byways, agricultural and forest districts, State parks and conservation areas.

Virginia is crafting its own energy policy due in July 2007. PJM's NIETC has not been coordinated with Virginia's energy initiatives – which seek to promote cleaner technologies that reduce global-warming greenhouse gases;

Dominion's own Code of Ethics calls for "...behaving with respect, honesty and decency towards everyone affected by our business," yet by seeking NIETC, Dominion and PJM circumvent important stakeholder input and consideration;

Therefore, be it resolved: Shareholders request that the Board prepare before November 2007 (at reasonable cost and omitting proprietary information) a report evaluating the environmental, health and cultural impacts created by utilizing NIETC, and how those impacts would differ if a powerline were constructed without such utilization.

GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve
1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

VIA E-MAIL AND FEDEX

December 4, 2006

Patricia A. Wilkerson
Vice President & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Re: Modified Resolution in Response to Your Request

Dear Patty,

We wish to thank you and your team for the time spent on the conference call last week. It was interesting and we appreciated the opportunity to share information and perspectives.

Following up on your request, attached is a revised shareholder proposal that may be substituted for the one initially submitted. I think it responds to the language and wording concerns raised on the call that we were asked to address. The original resolution was properly submitted in accordance with SEC regulations, but to honor your team's input last week we offer this modified resolution for inclusion in the upcoming proxy statement.

Thank you again, and we welcome further conversations if there is more you or your team would like us to consider as we move forward.

Sincerely,

Daniel Nielsen
Manager of Socially Responsible Investing
General Board of Pension and Health Benefits

cc: Bruce Herbert & Larry Dohrs, Newground Social Investment

DOMINION RESOURCES – Shareholder Proposal

Whereas: A public utility's success by its nature relies on a healthy relationship with the community it serves and on the political environment in which it operates;

The established process for creating a powerline corridor involves multiple stakeholders at federal, state, county, and municipal levels;

Consequently, many federal, state, and local regulations and programs currently constrain powerline development in areas where Dominion operates, including: the National Environmental Policy Act, National Historic Preservation Act, Federal Water Pollution Control Act, State Scenic Byways Program, The National Park System, Virginia Department of Historic Resources, and the Virginia State Park System (among many others);

A "National Interest Electric Transmission Corridor" (NIETC) can be created under the Energy Policy Act of 2005. The Act permits an NIETC to override the results of fair, balanced, and well-established federal, state, and local review, preservation and permitting processes;

PJM Interconnection (a regional transmission organization to which Dominion belongs) reports that Dominion will help construct a 240 mile, 500-kilovolt powerline from southwestern Pennsylvania through Virginia. PJM filed a Department of Energy request to designate this path an NIETC, which permits bypassing the established permitting processes noted above;

Virginia Senators John Warner and George Allen, Virginia Governor Timothy Kaine, and other federal, state and locally-elected representatives have all spoken publicly against "fast-tracking" this powerline as an NIETC;

These important political figures, along with citizens and numerous community groups (who seek to preserve agricultural, environmental and historic assets, and some of whom threaten litigation) also oppose NIETC "fast-track" approval based, in part, on the following:

- Building this transmission corridor will prolong electric production at many of the nation's oldest and dirtiest coal-fired plants, thus increasing rates of asthma, lung disease, heart attacks and learning disabilities;
- These plants are responsible for a substantial portion of the nation's total emission of greenhouse gases;
- The proposed NIETC would endanger or impair more than 80,000 acres of land currently under permanent conservation easements, and adversely impact the Appalachian Trail and Virginia State Park and Wildlife Management Areas.
- The proposed powerline would degrade natural, cultural and historic resources including Civil War Battlefields, 19 existing (and *15 proposed*) Historic Districts, scenic byways, agricultural and forest districts, State parks and conservation areas.

Virginia is crafting its own energy policy due in July 2007. PJM's NIETC has not been coordinated with Virginia's energy initiatives – which seek to promote cleaner technologies that reduce global-warming greenhouse gases;

Dominion's own Code of Ethics calls for "...behaving with respect, honesty and decency towards everyone affected by our business," yet by seeking NIETC, Dominion and PJM may be allowed to ignore important stakeholder input and consideration;

Therefore, be it resolved: Shareholders request that the Board prepare before November 2007 (at reasonable cost and omitting proprietary information) a report evaluating the environmental, health and cultural impacts created by utilizing NIETC, and how those impacts would differ if a powerline were constructed without such utilization.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 29, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 13, 2006

The proposal requests that the board prepare a report evaluating the environmental, health and cultural impacts created by utilizing NIETC, and how those impacts would differ if a powerline were constructed without such utilization.

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to conclude that Dominion has met its burden of establishing that Dominion may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Rebekah J. Toton
Attorney-Advisor

END